SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D
                            (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                             RULE 13d-2(a)
                        (Amendment No.           )1

                 American Resources of Delaware, Inc.
                           (Name of Issuer)

              Common Stock, par value $0.00001 per share
                    (Title of Class of Securities)

                            029626 U 30 8
                            (CUSIP Number)

                       David E. Schwartz, Esq.
                               Secretary
                          TECO Energy, Inc.
                              TECO Plaza
                      702 North Franklin Street
                         Tampa, Florida 33602
                            (813) 228-4111

                           with a copy to:

                        David R. Pokross, Jr.
                          Palmer & Dodge LLP
                          One Beacon Street
                          Boston, MA  02110
                           (617) 573-0100
 (Name, Address and Telephone Number of Persons Authorized to Receive
                     Notices and Communications)

                           October 1, 1998
       (Date of Event Which Requires Filing of This Statement)

     If  the  filing  person  has  previously  filed  a  statement on
Schedule  13G  to  report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /__/
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                    (Continued on following pages)
                         (Page 1 of 11 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 02926 U 30 8        13D               Page 2 of 11 pages

----------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TECO Oil & Gas, Inc.
----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   /__/
                                                      (b)   /__/
          Not Applicable
----------------------------------------------------------------
3.   SEC USE ONLY

----------------------------------------------------------------
4.   SOURCE OF FUNDS
          WC
----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2 (d) OR 2 (e)                        /__/
          Not Applicable
----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida
----------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     Number of                               1,624,263
     Shares                        -----------------------------
     Beneficially                  8.   SHARED VOTING POWER
     Owned By                                0
     Each                          -----------------------------
     Reporting                     9.   SOLE DISPOSITIVE POWER
     Person                                  1,624,263
                                   -----------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                             0
----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          1,624,263
----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                            /__/
          Not Applicable
----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.7%
----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
          CO
----------------------------------------------------------------





CUSIP No. 02926 U 30 8        13D               Page 3 of 11 pages

----------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TECO Energy, Inc.
----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   /__/
                                                      (b)   /__/
          Not Applicable
----------------------------------------------------------------
3.   SEC USE ONLY

----------------------------------------------------------------
4.   SOURCE OF FUNDS
          WC
----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2 (d) OR 2 (e)                        /__/
          Not Applicable
----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida
----------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     Number of                               1,624,263
     Shares                        -----------------------------
     Beneficially                  8.   SHARED VOTING POWER
     Owned By                                0
     Each                          -----------------------------
     Reporting                     9.   SOLE DISPOSITIVE POWER
     Person                                  1,624,263
                                   -----------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                             0
----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          1,624,263
----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                            /__/
          Not Applicable
----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.7%
----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
          CO
----------------------------------------------------------------





   CUSIP No. 02926 U 30 8        13D               Page 4 of 11 pages

Item 1.   Security and Issuer.
     This Schedule 13D relates to the Common Stock, $0.00001 par value per share, of American Resources of Delaware, Inc. ( ARD ). The address of ARD s principal executive office is 160 Morgan Street, Versailles, Kentucky 40383.

Item 2.   Identity and Background.

     This Schedule 13D is being filed by TECO Oil & Gas, Inc. ( TOG ) and TECO Energy, Inc. ( TECO ), each of which is a Florida corporation. TECO directly owns 100% of the capital stock of TOG. A joint statement on Schedule 13D is being filed by TOG and TECO because TECO may be deemed to beneficially own capital stock of ARD stock beneficially owned by TOG by virtue of TECO s ownership of the capital stock of TOG. The principal business and office addresses of TOG and TECO are 702 North Franklin Street, Tampa, Florida 33602. TOG previously engaged in the exploration and development of conventional gas and oil but substantially discontinued operations during 1998. TECO is an electric and gas utility holding company with important diversified activities.

     The name, principal occupation, business address and citizenship of each of the executive officers and directors of TOG and TECO are set forth on Schedule I hereto.

     During the last five years neither TOG nor TECO, nor any of their executive officers or directors, have been (i) convicted in a c r i minal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or subjected TOG or TECO to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     As more fully described in Item 4 below, pursuant to the terms of the Warrant (as defined below), TOG possesses the right, subject to certain conditions precedent, to purchase shares of ARD Common Stock. To date, TOG has not exercised any rights under the Warrant. In the event that TOG does exercise any rights under the Warrant to purchase shares of ARD Common Stock, it expects to fund such purchase with working capital.

Item 4.   Purpose of Transaction.
     On March 5, 1998, a wholly owned subsidiary of ARD purchased certain offshore assets of TOG. A portion of the consideration paid for such assets consisted of a promissory note in the amount of $18,500,000 issued by ARD in favor of TOG (the Note ). The Note bore interest at an initial rate of ten percent per annum. Commencing July 1, 1998, subject to limitations imposed by law, the interest rate increased, and will continue to increase, by two hundred basis points each quarter up to a maximum interest rate of 18 percent. The Note matured on October 1, 1998 and is secured by a lien on all properties of ARD and its subsidiaries.





   CUSIP No. 02926 U 30 8        13D               Page 5 of 11 pages

     As an inducement to TOG to accept the Note, ARD and TOG entered into a warrant agreement (the Warrant Agreement ) granting TOG a common stock purchase warrant (the Warrant ). A copy of each of the Warrant Agreement and the Warrant are filed as Exhibits 2 and 3 hereto, respectively, and are by this reference incorporated herein. Because the Note was not paid in full on or before October 1, 1998, TOG has the right under the Warrant to purchase 600,000 shares of ARD Common Stock at a price per share of $2.67. Additionally, TOG has the right under the Warrant to purchase, at a price per share of $0.0001, shares of ARD Common Stock equal to (i) ten percent of the shares of ARD Common Stock outstanding on the date of exercise, (ii) an additional five percent of the shares of ARD Common Stock outstanding on the date of exercise, if the Note is not paid by January 1, 1999 and (iii) an additional five percent of the shares of ARD Common Stock outstanding on the date of exercise, if the Note is not paid by April 1, 1999. The Warrant expires on July 1, 1999.

     Because of its default on the Note, ARD is obligated under the Warrant Agreement to increase the number of members of its board of directors by two, and TOG has the right to designate individuals to fill such positions. Under the Warrant Agreement, ARD has also agreed, while the Note remains unpaid, to take all actions within its control to maintain such individuals as directors of ARD. As of the date of this Schedule 13D, TOG has not exercised its right to designate two directors of ARD, but reserves its right to do so. Except as set forth herein, neither TOG nor TECO has any present plans, arrangements or understandings that relate to or would result in:

     (i) the acquisition by any person of additional securities of ARD, or the disposition of securities of ARD;

     (ii)    an   extraordinary  corporate  transaction,  such  as  a
merger, reorganization or liquidation, involving ARD or any of its subsidiaries;

     (iii) a sale or transfer of a material amount of assets of ARD or of any of its subsidiaries;

     (iv) any change in the present board of directors or management of ARD, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (v) an material change in the present capitalization or dividend policy of ARD;

     (vi) any other material change in ARD s business or corporate structure, including but not limited to, if ARD is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940;

     (vii) c h anges in ARD s charter, bylaws or instruments c o rresponding thereto or other actions which may impede the acquisition of control of ARD by any person;





   CUSIP No. 02926 U 30 8        13D               Page 6 of 11 pages

     (viii) causing a class of securities of ARD to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (ix) a class of equity securities of ARD becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

     (x)     any action similar to any of those enumerated above.


     TOG and TECO expect to evaluate on a continuing basis their goals and objectives, other business opportunities available to them, and general economic and equity market conditions, as well as ARD s business operations and prospects. Based on such evaluations, from time to time in the future, TOG may determine to exercise all or a portion of the Warrant. Either TOG or TECO may acquire additional shares of ARD capital stock, and TOG may dispose of any shares of ARD Common Stock issued to TOG upon exercise of the Warrant in the open market or in privately negotiated transactions at varying prices.
Item 5.   Interest in Securities of Issuer.

     (a) TOG beneficially owns approximately 1,624,263 shares of ARD Common Stock, consisting entirely of shares issuable under the Warrant described in Item 4. The Warrant is currently exercisable for
(i) 600,000 shares, plus (ii) ten percent of the shares of ARD Common Stock outstanding on the date of exercise. Currently, such additional ten percent equals approximately 1,024,263 shares, based on 10,242,632 shares of ARD Common Stock outstanding on June 30, 1998 as reported in ARD s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998. The aggregate total of 1,624,263 shares of ARD Common Stock beneficially owned by TOG represents 13.7% of the 10,242,632 shares of ARD Common Stock outstanding on June 30, 1998, computed in accordance with Rule 13d-3 of the Act. TECO may, by virtue of its ownership of the capital stock of TOG, be deemed to beneficially own the shares of ARD Common Stock beneficially owned by the TOG.
     (b) In the event TOG were to purchase any shares of ARD Common Stock covered by the Warrant, TOG would have sole voting and investment power over such shares.

     (c) Neither TOG nor TECO, nor to the best of their knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in ARD Common Stock during the past 60 days.

     (d) Neither TOG nor TECO, nor to the best of their knowledge, any of the individuals named on Schedule I attached hereto, has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of ARD Common Stock beneficially owned by TOG.
     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.





   CUSIP No. 02926 U 30 8        13D               Page 7 of 11 pages

     T h e Warrant Agreement provides that, under certain circumstances, ARD will file a registration statement covering the Warrant and/or any of the shares of ARD Common Stock issuable upon its exercise and use its best efforts to cause such registration statement to become effective and remain effective for up to 180 days. Additionally, TOG has certain piggy-back registration rights. There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Common Stock of ARD, other than as referred to herein.

Item 7.   Material to be Filed as Exhibits.


     Exhibit 1.     Agreement as to Joint Filing of Schedule 13D.


     Exhibit 2. Warrant Agreement dated as of March 5, 1998, between American Resources of Delaware, Inc. and TECO Oil & Gas, Inc. (Filed as Exhibit 10.91 to Amendment No. 1 ARD s Current Report on Form 8-K (File No. 0-21472) dated as of March 5, 1998 and incorporated herein by reference.)


     Exhibit 3. Warrant issued by American Resources of Delaware, Inc. in favor of TECO Oil & Gas, Inc.





   CUSIP No. 02926 U 30 8        13D               Page 8 of 11 pages

                                    SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.



                              October 8, 1998


                              TECO OIL & GAS, INC.


                              By /s/ Royston K. Eustace
                                 Royston K. Eustace
                                 President



                              TECO ENERGY, INC.

                              By /s/ Royston K. Eustace
                                 Royston K. Eustace
                                 Senior Vice President-Business
                                   Development





   CUSIP No. 02926 U 30 8        13D               Page 9 of 11 pages

                                    SCHEDULE I

Directors and Executive Officers of TECO Oil & Gas, Inc. and TECO
Energy, Inc.
     The name and present principal occupation or employment of each of the directors and executive officers of TECO Oil & Gas, Inc. and TECO Energy, Inc. are set forth below. Unless indicated otherwise, each individual listed below has a business address of TECO Plaza, 702 North Franklin Street, Tampa, Florida 33602, and is a citizen of the United States of America.

                         TECO Oil & Gas, Inc.

*  Royston K. Eustace                   *  Gordon L. Gillette
   President                               Vice President and
  (Mr. Eustace is a citizen of both        Treasurer
   Canada and the United Kingdom.)

*  Alan D. Oak

                          TECO Energy, Inc.

*  Girard F. Anderson                   *  Sara L. Baldwin
   President, Chief Executive
   Officer and Chairman of the
   Board                                *  H.L. Culbreath

   Gordon L. Gillette
   Vice President-Finance and
   Chief and Chief Financial            *  James L. Ferman, Jr.
   Officer                                 Ferman Motor Car
                                           Company, Inc.
   Alan D. Oak                             1306 W. Kennedy Blvd.
   Executive Vice President and            Tampa, FL 33606
   Chief Operating Officer

   William N. Cantrell                  *  Edward L. Flom
   President-People Gas Companies

   Roger A. Dunn
   Vice President   Human Resources     *  Henry R. Guild, Jr.
                                           Northeast Investment
   Royston K. Eustace                      50 Congress Street, Room
   Senior Vice President-Business          1020
   Development                             Boston, MA 02109

   Roger H. Kessel                      *  Tom L. Rankin
   Senior Vice President-Legal and         101 E. Kennedy Blvd.
   Regulatory Affairs and General          Suite #3460
   Counsel                                 Tampa, FL 33602

*  C.D. Ausley
   Ausley & McMullen
   P.O. Box 391 (Zip: 32303)
   227 South Calhoun Street
   Tallahassee, FL 32301





CUSIP No. 02926 U 30 8        13D               Page 10 of 11 pages

*  Robert L. Ryan                       *  William P. Sovey
   Medtronic, Inc.                         Newell Co.
  7000 Central Avenue N.E.                 One Millington Road
  Minneapolis, MN 55432-3576               Beloit, WI 53511

*  J.T. Touchton                        *  John A. Urquhart
   The Witt-Touchton Company               John A. Urquhart
   One Tampa City Center                   Associates
   Suite 3405                              111 Beach Road
   Tampa, FL 33602                         Fairfield, CT 06430

*  James O. Welch, Jr
   200 DeForest Avenue
   East Hanover, NJ 07936-1944
_________________
*  Director





 CUSIP No. 02926 U 30 8        13D               Page 11 of 11 pages

EXHIBIT INDEX


Exhibit        Description



1.             Agreement as to Joint Filing of Schedule 13D.


2. Warrant Agreement dated as of March 5, 1998, between American Resources of Delaware, Inc. and TECO Oil & Gas, Inc. (Filed as Exhibit 10.91 to Amendment No. 1 ARD s Current Report on Form 8-K (File No. 0-21472) dated as of March 5, 1998 and incorporated herein by reference.)


3.             Warrant issued by American Resources of Delaware, Inc.
               in favor of TECO Oil & Gas, Inc.





                              EXHIBIT 1

             AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D




     Each of the undersigned hereby affirms that it is individually eligible to use Schedule 13D, and agrees that this Schedule 13D is filed on its behalf.

                         `    Date: October 8, 1998

                              TECO ENERGY, INC.



                              By /s/ Royston K. Eustace
                                Royston K. Eustace
                                Senior Vice President-Business
                                   Development


                              TECO OIL & GAS, INC.


                              By /s/ Royston K. Eustace
                                Royston K. Eustace
                                President

                                        EXHIBIT 3



THE WARRANT REPRESENTED BY THIS CERTIFICATE AND THE SHARES OF COMMON STOCK OR OTHER SECURITIES ISSUABLE UPON EXERCISE THEREOF MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO (i) AN EFFECTIVE REGISTRATION STATEMENT, OR (ii) AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933. ANY SALE PURSUANT TO CLAUSE (ii) OF THE PRECEDING SENTENCE MUST BE ACCOMPANIED BY AN OPINION OF COUNSEL
REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH EXEMPTION FROM REGISTRATION IS AVAILABLE IN CONNECTION WITH SUCH SALE.

THE TRANSFER OR EXCHANGE OF THE WARRANT AND COMMON STOCK UNDERLYING SUCH WARRANT REPRESENTED BY THIS CERTIFICATE IS RESTRICTED IN ACCORDANCE WITH THE WARRANT AGREEMENT REFERRED TO HEREIN.

     No.1 Warrant                                   Warrant

                  VOID AFTER 5:00 P.M. FLORIDA TIME
                           ON July 1, 1999
                 AMERICAN RESOURCES OF DELAWARE, INC.
                         WARRANT CERTIFICATE


     THIS CERTIFIES THAT for value received TECO Oil and Gas, Inc., the registered holder hereof or registered assigns (the "Warrant Holder"), is the owner of the Warrant set forth above, which entitles the owner thereof to purchase certain percentages of the authorized and outstanding shares of the Common Stock as set forth in the Warrant Agreement, par value $0.0001 per share (the "Common Stock"), of American Resources of Delaware, Inc. a Delaware corporation (the "Company"), at the purchase price of $0.0001 per share (the "Exercise P r ice"), and an additional 600,000 shares of authorized and outstanding shares of Common Stock of American Resources of Delaware, Inc. a Delaware corporation, at the purchase price of $2.67 (the "Additional ARI Shares" and together with the Exercise Price, the "Purchase Price"), subject to adjustment as described in the Warrant Agreement referred to below on such dates and in such amounts as described in the Warrant Agreement. The Warrant Holder may pay the Purchase Price in cash, or by certified or official bank check.

     This Warrant Certificate is subject to, and entitled to the benefits of, all of the terms, provisions and conditions of an agreement dated March 5, 1998 (the "Warrant Agreement") between the Company and TECO Oil & Gas, Inc., which Warrant Agreement is hereby incorporated herein by reference and made a part hereof and to which Warrant Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Company and the Warrant Holder. Copies of the Warrant Agreement are on file at the principal office of the Company.





     The Warrant Holder hereof may be treated by the Company and all other persons dealing with this Warrant Certificate as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby, or to the transfer hereof on the books of the Company, any notice to the contrary notwithstanding, and until such transfer on such books, the Company may treat the Warrant Holder hereof as the owner for all purposes.

     The Warrant Certificate, upon surrender at the principal office of the Company, may be exchanged for another Warrant Certificate of like tenor and date evidencing a Warrant entitling the Warrant Holder to purchase a like aggregate number of shares of Common Stock as the Warrant evidenced by the Warrant Certificate surrendered entitled to such Warrant Holder to purchase. If this Warrant Certificate shall be exercised in part, the Warrant Holder shall be entitled to receive upon surrender hereof, another Warrant Certificate evidencing the portion of the Warrant not exercised.

     No fractional shares of Common Stock will be issued upon the exercise of the Warrant evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Warrant Agreement.

     Neither the Warrant nor the Warrant Certificate entitles the Warrant Holder hereof to any of the rights of a stockholder of the Company except as set forth in the Warrant Agreement.

     This Warrant shall be deemed to be a contract made under and shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to principles of conflicts of law, and, with respect to usury, the laws of any other jurisdiction whose laws may be applicable pursuant to the provisions of Title 12, Section 85 of the United States Code.






     IN WITNESS WHEREOF, American Resources of Delaware, Inc. has caused the signature of its Vice President and Secretary to be printed hereon and its corporate seal to be printed hereon.

                              AMERICAN RESOURCES OF DELAWARE,
                              INC., a Delaware corporation



                              By:
                                   Name: David J. Stetson
                                   Title: General Counsel





Attest:



____________________________________





                              ASSIGNMENT
     (To be executed only upon assignment of Warrant Certificate)


     For value received, ____________ hereby sells, assigns and transfers unto ____________ the within Warrant Certificate, together with all right, title and interest therein, and does hereby
i r revocably constitute and appoint ____________, attorney, to transfer said Warrant Certificate on the books of the within-named Company, with full power of substitution in the premises.


Dated: ______________, 19___







                         __________________________________________
                              NOTE:     The  above  signature  should
                              correspond exactly with the name on the
                              face of this Warrant Certificate.





                            PURCHASE FORM

     (To be executed upon exercise of Warrant). To American Resources of Delaware, Inc.:
     The undersigned hereby irrevocably elects to exercise the right of purchase represented by the Warrant Certificate for, and to purchase thereunder, _____ shares of Common Stock, as provided for therein, and tenders herewith payment of the purchase price in full in the form of cash or a certified or official bank check in the amount of $__________.

     Please issue a certificate or certificates for such shares of Common Stock in the name of, and pay any cash for any fractional share to:


                                   Name:

                                        (Please Print Name, Address
                                        and Social Security No.)


                                   Signature:



                                   NOTE:  The above signature should
                                   correspond exactly with the name
                                   on the face of this Warrant
                                   Certificate or with the name of
                                   assignee appearing in the
                                   assignment form below.


And, if said number of shares shall not be all the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder less any fraction of a share paid in cash.



Dated: _______________, 19___           Signature:





                                   Please Print Name